Filed Pursuant to Rule 424(b)(3)
File No. 333-162836

Prospectus Supplement No. 2
(to Prospectus dated April 21, 2010)

This Prospectus Supplement No. 2 supplements and amends our prospectus dated April 21, 2010, as supplemented by that Prospectus Supplement No. 1 dated May 20, 2010 (collectively, the “Prospectus”).  The selling stockholders identified on pages 21-22 of the Prospectus are offering on a resale basis a total of 56,086,386 shares of our common stock that we issued in connection with our October 2009 private placement, including 12,986,277 shares issued or issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from the sale of these shares by the selling stockholders.

Attached hereto and incorporated by reference herein is a Current Report on Form 8-K which we filed with the Securities and Exchange Commission on June 11, 2010.  The information set forth in the attached Current Report supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “HNAB.OB.”  On June 11, 2010, the last sale price of our common stock as reported on the OTC Bulletin Board was $0.19.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that the Prospectus or this Prospectus Supplement No. 1 is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 11, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 7, 2010

Hana Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-32626	32-0064979
(Commission File Number)	(IRS Employer
Identification No.)

7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(Address of principal executive offices and Zip Code)

(650) 588-6404
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-14(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Investment Agreement

On June 7, 2010, Hana Biosciences, Inc. (the “Company”) entered into an Investment Agreement (the “Investment Agreement”) with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (together, the “Warburg Purchasers”), and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited (collectively, the “Deerfield Purchasers,” and together with the WP Purchasers, the “Purchasers”).  Pursuant to the terms of the Investment Agreement, on June 7, 2010, the Company issued and sold to the Purchasers an aggregate of 400,000 shares of the Company’s newly-designated Series A-1 Convertible Preferred Stock, stated value $100 per share (the “Series A-1 Preferred Stock”), at a per share purchase price of $100 for an aggregate purchase price of $40,000,000.  Collectively, the Warburg Purchasers purchased 360,000 shares of Series A-1 Preferred Stock at an aggregate purchase price of $36,000,000, and the Deerfield Purchasers purchased 40,000 shares at an aggregate purchase price of $4,000,000.  Prior to the entry into the Investment Agreement, the Company had no prior relationship with the Warburg Purchasers.  Prior to the entry into the Investment Agreement, the Company and the Deerfield Purchasers had previously entered into a Facility Agreement dated October 30, 2007 (the “Facility Agreement”) that provided for the Company to borrow from the Deerfield Purchasers up to an aggregate of $30,000,000, of which the principal amount of $27,500,000 is currently outstanding and is secured by a senior security interest in all Company assets.  In addition, prior to June 7, 2010, the Deerfield Purchasers beneficially owned approximately 18.9 million shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), representing approximately 22.4% of the outstanding Common Stock.

The Investment Agreement provides that the Purchasers have the right, but not the obligation, to make additional investments in the Company in the event the Company obtains Stockholder Approval (as defined below) of certain amendments to its certificate of incorporation by December 7, 2010 (the “Stockholder Approval Outside Date”), as follows:

•
At any time prior to the date  the Company receives marketing approval from the U.S. Food and Drug Administration for any of its product candidates (the “Marketing Approval Date”), the Purchasers may purchase up to an additional 200,000 shares of Series A-1 Preferred Stock at a purchase price of $100 per share for an aggregate purchase price of $20,000,000 (the “Additional Series A-1 Investment”), which purchases shall be in tranches of at least 100,000 shares; and

•
At any time beginning 15 days and within 120 days following the date of the Marketing Approval Date, the Purchasers may purchase up to an aggregate of 400,000 shares of the Company’s newly-designated Series A-2 Convertible Preferred Stock, stated value $100 per share (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”), at a per share purchase price of $100 and an aggregate purchase price of $40,000,000 (the “Series A-2 Investment”), which purchases shall be in tranches of at least 100,000 shares.

If the Company does not receive Stockholder Approval by the Stockholder Approval Outside Date, then the Investment Agreement provides that the Purchasers have the right, but not the obligation, to purchase  up to an additional 200,000 shares of Series A-1 Preferred Stock at any time prior to Marketing Approval, and up to an additional 400,000 shares of Series A-1 Preferred Stock at any time beginning 15 days and within 120 days following the Marketing Approval Date, in each case at a per share price of $100 (each a “Subsequent Series A-1 Investment”).

Terms of Series A-1 Preferred Stock

The terms, conditions, privileges, rights and preferences of the Series A-1 Preferred Stock are described in a Certificate of Designation filed with the Secretary of State of Delaware on June 7, 2010 (the “Series A-1 Certificate”), a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.  The Series A-1 Preferred Stock will, with respect to both dividend rights and rights upon a liquidation or change of control, rank senior to all junior stock, including the Common Stock, and on parity with all parity stock, including the Series A-2 Preferred Stock.

Until such time as the Company obtains the requisite approval of its stockholders to amend its certificate of incorporation to (i) increase the authorized number of shares of Common Stock, (ii) effect a reverse split of its Common Stock at a ratio to be agreed upon with the Purchasers, and (iii) provide that the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding Common Stock and preferred stock, voting together as one class, notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the “Stockholder Approval”), the Series A-1 Preferred Stock shall have the terms described in Annex I of the Series A-1 Certificate (the “Series A-1 Initial Terms”), including the 400,000 shares of Series A-1 Preferred Stock sold to the Purchasers on June 7, 2010.  If Stockholder Approval is not obtained by the Stockholder Approval Outside Date, then the Initial Terms shall continue to apply to all outstanding shares of Series A-1 Preferred Stock and any shares of Series A-1 Preferred Stock thereafter issued in connection with any Subsequent Series A-1 Investment.  However, if Stockholder Approval is obtained on or before the Stockholder Approval Outside Date, then any outstanding shares of Series A-1 Preferred Stock shall thereafter be subject to the terms described on Annex II of the Series A-1 Certificate (the “Series A-1 Revised Terms”), and any shares of Series A-1 Preferred Stock issued in connection with an Additional Series A-1 Investment shall be subject to the Revised Terms.

The Revised Series A-1 Terms, which will govern the Series A-1 Preferred Stock from and after the time Stockholder Approval is obtained, provide that the Series A-1 Preferred Stock would be convertible into shares of Common Stock at a conversion price of $0.184 per share (subject to adjustment in certain circumstances) (the “Revised Series A-1 Conversion Price”).  The stated value of each share of Series A-1 Preferred Stock would accrete at a rate of 9% per annum, compounded quarterly, for a five-year term; thereafter cash dividends would become payable at a rate of 9% of the accreted stated value per annum, payable quarterly.  Upon the occurrence and during the continuance of certain material breaches by the Company of its obligations under the Investment Agreement, Series A-1 Certificate and related transaction agreements (referred to in the Series A-1 Certificate as “special triggering events”), the accretion rate and the dividend rate on the Series A-1 Preferred Stock would increase to 12% per annum, compounded quarterly.  Upon any liquidation of the Company, holders of the Series A-1 Preferred Stock would be entitled to receive a liquidation preference per share equal to the greater of (i) 100% of the then-accreted value of the Series A-1 Preferred Stock and (ii) the amount which the holder would have received if the Series A-1 Preferred Stock had been converted into Common Stock at the Revised Series A-1 Conversion Price immediately prior to the liquidation.  Similar rights would apply upon any change of control in the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the fifth anniversary of the date of issuance).  Unlike under the Initial Series A-1 Terms, the Series A-1 Preferred Stock would not be redeemable under the Revised Series A-1 Terms.

Prior to the time Stockholder Approval is obtained, the Series A-1 Preferred Stock (including the initial 400,000 shares sold to the Purchasers on June 7, 2010) will be governed by the Initial Series A-1 Terms. Under the Initial Series A-1 Terms, the Series A-1 Preferred Stock is convertible into shares of Common Stock at a conversion price of $0.1288 per share (subject to adjustment in certain circumstances) (the “Initial Series A-1 Conversion Price”), subject to limitations on the number of shares of Common Stock available for issuance, which shall not be less than 90,000,000 shares.  The stated value of each share of Series A-1 Preferred Stock, which is initially $100 per share, accretes at a rate of 12% per annum (increasing by 0.5% annually) for a seven-year term, compounded quarterly.  Following such seven year term, the holders are thereafter entitled to cash dividends at a rate of 15.5% of the accreted stated value per annum, payable quarterly.  Upon the occurrence and during the continuance of a “special triggering event”, the accretion rate and the dividend rate on the Series A-1 Preferred Stock would increase by 3% per annum, compounded quarterly.  Upon any liquidation of the Company, holders of the Series A-1 Preferred Stock would be entitled to receive a liquidation preference per share equal to the greater of (i) 250% of the then-accreted value of the Series A-1 Preferred Stock and (ii) the amount which the holder would have received if the Series A-1 Preferred Stock had been converted immediately prior to the liquidation (at a conversion price equal to $0.1288, subject to adjustment).  Similar rights would apply upon any “change of control” of the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the seventh anniversary of the date of issuance).  In addition, if Stockholder Approval is not obtained by the Stockholder Approval Outside Date, then the holders of the Series A-1 Preferred Stock would thereafter have the right to require the Company to redeem the Series A-1 Preferred Stock at a redemption price equal to the greater of (i) 250% of the then-accreted value of the Series A-1 Preferred Stock plus any unpaid dividends accrued thereon or (ii) the product obtained by multiplying the then-current market value of the underlying Common Stock by the number of shares of Common Stock then issuable upon conversion of each Series A-1 Preferred Stock.

The terms, conditions, privileges, rights and preferences of the Series A-2 Preferred Stock are described in a Certificate of Designation filed with the Secretary of State of Delaware on June 7, 2010 (the “Series A-2 Certificate”), a copy of which is attached hereto as Exhibit 3.2 and incorporated herein by reference. The terms of the Series A-2 Preferred Stock, which is only issuable to the extent Stockholder Approval is obtained by the Stockholder Approval Outside Date, are identical to the Revised Series A-1 Terms, except that the Series A-2 Preferred Stock would be convertible into Common Stock at a conversion price equal to $0.276 per share.

The foregoing summary of the terms of the Series A Preferred Stock is qualified in its entirety by reference to the Series A-1 Certificate and the Series A-2 Certificate.

Other Terms of Investment Agreement

The Investment Agreement also provides that the Purchasers will agree, subject to certain exceptions, not to transfer the Series A Preferred Stock and underlying shares of Common Stock for a period of one year from one year from the applicable closing date on which such shares were sold, provided that such restriction will lapse if Stockholder Approval is not obtained by the Stockholder Approval Outside Date.  The Purchasers also agreed not to acquire other securities of the Company (other than pursuant to the Investment Agreement) for a period ending December 7, 2011, provided that such restriction shall terminate on the date the Company materially breaches the Investment Agreement, fails to obtain Stockholder Approval by the Stockholder Approval Outside Date or the Board of Directors (the “Board”) pursues a buyout transaction or a change of control of the Company.  The Purchasers will also have the right to participate in future offerings by the Company for a period of five years.

Pursuant to the Investment Agreement, the Company was also required to increase the size of the Board to nine members and agreed to appoint up to five individuals to designated by the Warburg Purchasers.  As a result, effective upon the June 7, 2010 closing, Michael Weiser and Linda E. Wiesinger resigned from the Board, and the Board appointed Jonathan Leff, Nishan de Silva and Andrew Ferrer, all designated by the Warburg Purchasers, to serve as directors of the Company.  The Warburg Purchasers continue to have the right to designate two additional persons for appointment to the Board.  On June 7, 2010, the Company also entered into an Indemnification Agreement with each of Messrs. Leff, de Silva and Ferrer in the form attached hereto as Exhibit 10.2, pursuant to which the Company agreed to indemnify and hold harmless, to the fullest extent permitted by Delaware law, each of Messrs. Leff, de Silva and Ferrer from damages and expenses incurred from claims or proceedings brought against such persons as a result of their capacities as directors.

The Investment Agreement also provides that the Company will pay all reasonable out-of-pocket expenses incurred by the Warburg Purchasers.

The foregoing summary of the Investment Agreement is qualified in its entirety by reference to the complete agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.  On June 7, 2010, the Company issued a press release announcing its entry into the Investment Agreement and the closing of the sale of the first 400,000 shares of Series A-1 Preferred Stock, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement dated June 7, 2010, among the Company and the Purchasers, the Company agreed to file and cause to become and remain effective at all times following the first anniversary of the date of the Investment Agreement a registration statement covering the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock.  The expenses of the filing of such registration statement (including any expenses of the Purchasers) will be borne by the Company.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Amendment to Deerfield Facility Agreement

As described above, and as previously disclosed in the Company’s Current Report on Form 8-K filed with the Commission on November 5, 2007, the Company and the Deerfield Purchasers had previously entered into the Facility Agreement on October 30, 2007.  In connection with the entry into the Investment Agreement, on June 7, 2010, the Company and Deerfield entered into that First Amendment to Facility Agreement (the “Facility Amendment”), a copy of which is attached hereto as Exhibit 10.4.  Among other items, pursuant to the Facility Agreement, the maturity date of the outstanding principal outstanding pursuant to the loan under the Facility Agreement was extended from October 30, 2012 to June 30, 2015.

Item 3.02.	Unregistered Sales of Equity Securities.

On June 7, 2010, pursuant to the terms of the Investment Agreement, the Company sold 400,000 shares of Series A-1 Preferred Stock to the Purchasers at a price per share of $100, for aggregate proceeds of $40,000,000. The offer and sale of such shares constituted a private placement under Section 4(2) of the Securities Act of 1933, as amended, in accordance with Regulation D promulgated thereunder.  The information set forth under Item 1.01 is incorporated herein by reference.

Item 5.01.	Changes in Control of Registrant

The disclosures set forth above under Item 1.01 of this report are incorporated by reference hereto.  As further described in Item 1.01 above, in accordance with the terms of the Investment Agreement, the Warburg Purchasers purchased 360,000 shares of Series A-1 Preferred Stock, each of which is currently convertible into Common Stock at a rate determined by dividing the stated value of $100 by the Initial Series A-1 Conversion Price, subject to limitations on the number of shares of Common Stock available for issuance, which shall not be less than 90,000,000 shares.  As of June 7, 2010, there were 84,844,815 shares of Common Stock outstanding.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The disclosures set forth above under Item 1.01 of this report are incorporated by reference hereto.  As described above, on June 7, 2010, Dr. Weiser and Ms. Wiesinger resigned from the Board and Messrs. Leff, de Silva and Ferrer were appointed directors of the Company.  No determinations have been made with respect to the committees of the Board on which any of Messrs. Leff, de Silva and Ferrer will serve.  Each new director will be entitled to the compensation applicable to the Company’s non-employee directors.

Upon the closing of the initial sale of 400,000 shares of Series A-1 Preferred Stock to the Purchasers, the Company granted to each of Steven R. Deitcher, its President & Chief Executive Officer, and Craig W. Carlson, its Chief Financial Officer, 10-year stock options to purchase 350,000 and 250,000 shares of Common Stock at an exercise price of $0.23 per share. The stock options are evidenced by a form of stock option agreement between the Company and each of Dr. Deitcher and Mr. Carlson in the standard form of agreement for use under the Company’s 2010 Stock Incentive Plan, a copy of which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 22, 2010.

Item 5.03.	Amendments to Article of Incorporation or Bylaws; Change in Fiscal Year.

The disclosures set forth above under Item 1.01 of this report are incorporated by reference hereto. Effective June 7, 2010, the Board adopted an amendment to the Company’s Amended & Restated Bylaws by deleting the existing Section 3.12 and replacing it with the following provision:

“3.12  Quorum of Directors. The presence in person of a majority of the Directors at any time in office, provided, however, that such number of Directors shall in no event constitute less than one third (1/3) of the number of members of the Entire Board, shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.”

Item 8.01.	Other Information

On June 7, 2010, the Company issued a press release announcing data from its pivotal Phase 2 rALLy trial of Marqibo.  A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed herewith.

Exhibit No.	Description
3.1	Certificate of Designation of Series A-1 Convertible Preferred Stock
3.2	Certificate of Designation of Series A-2 Convertible Preferred Stock
10.1	Investment Agreement dated June 7, 2010 among the Company and the Purchasers named therein.
10.2	Form of Indemnification Agreement dated June 7, 2010 between the Company and each of Jonathan Leff, Nishan de Silva and Andrew Ferrer.
10.3	Registration Rights Agreement dated June 7, 2010 among the Company and the Holders identified therein.
10.4	First Amendment dated June 7, 2010 to Facility Agreement dated October 30, 2007 among the Company and the Lenders identified therein.
99.1	Press release of Hana Biosciences, Inc. dated June 7, 2010 announcing Investment Agreement.
99.2	Press release of Hana Biosciences, Inc. dated June 7, 2010 announcing data from Phase 2 study.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2010	Hana Biosciences, Inc.

	By:	/s/ Craig W. Carlson
Craig W. Carlson
Chief Financial Officer

Index to Exhibits Filed with this Report

Exhibit No.	Description
3.1	Certificate of Designation of Series A-1 Convertible Preferred Stock
3.2	Certificate of Designation of Series A-2 Convertible Preferred Stock
10.1	Investment Agreement dated June 7, 2010 among the Company and the Purchasers named therein.
10.2	Form of Indemnification Agreement dated June 7, 2010 between the Company and each of Jonathan Leff, Nishan de Silva and Andrew Ferrer.
10.3	Registration Rights Agreement dated June 7, 2010 among the Company and the Holders identified therein.
10.4	First Amendment dated June 7, 2010 to Facility Agreement dated October 30, 2007 among the Company and the Lenders identified therein.
99.1	Press release of Hana Biosciences, Inc. dated June 7, 2010 announcing Investment Agreement.
99.2	Press release of Hana Biosciences, Inc. dated June 7, 2010 announcing data from Phase 2 study.

EXHIBIT 99.2

Data From Pivotal Phase 2 RALLY Trial Show Marqibo Produced Compelling Single-Agent Anti-Leukemic Efficacy in Advanced Relapsed/Refractory Adult Ph(-) Acute Lymphoblastic Leukemia

SOUTH SAN FRANCISCO, Calif., Jun 7, 2010 (GlobeNewswire via COMTEX News Network) --

–	Marqibo administered as third-, fourth-, fifth-, and sixth-linesingle-agent therapy

–	35% overall response rate with a predictable and manageable toxicityprofile

–	20% complete response (CR) and CR with incomplete blood count recovery(CRi) rate

–	5.3 month median CR/CRi duration and 7.4 month median survival inresponders

Hana Biosciences Inc., (OTCBB:HNAB), today announced complete data from its pivotal, Phase 2 RALLY clinical trial for Marqibo(R) (vincristine sulfate liposome injection) for the treatment of relapsed/refractory adult Philadelphia chromosome-negative acute lymphoblastic leukemia (ALL). Results from the RALLY trial demonstrated compelling evidence of single-agent, anti-leukemic activity in an advanced, heavily pre-treated, adult ALL population.

An analysis of the 65 evaluable subjects demonstrated an overall response in 35 percent of the subjects and a complete response (CR) or CR with incomplete blood count recovery (CRi) in 20 percent of the subjects. The estimated median overall survival in complete responders was 7.4 months, with five patients having an overall survival greater than one year. The estimated median duration of CR/CRi was 5.3 months. Ten patients treated with Marqibo went on to receive a potentially life-saving stem cell transplant. There were no unexpected toxicities.

"We believe these data position Marqibo as an effective treatment for relapsed/refractory adult ALL patients with limited to no current options, as efficacy was demonstrated in second and third salvage settings, as third- through fifth-line therapy, and in both B- and T-lineage ALL," said Anne Hagey, M.D., Chief Medical Officer of Hana Biosciences. "Based upon these data, we are moving forward with our plan to initiate a rolling NDA submission with the hopes of bringing a much needed therapy to patients with no standard treatment options. In addition, the complete RALLY results reinforce our belief that Marqibo has the potential to be an important and useful stand-alone therapy in relapsed adult leukemia. We look forward to additional and continued development in combination therapy in leukemia and lymphomas."

"The results of the RALLY trial demonstrate a clinically meaningful benefit for patients who have relapsed multiple times or who have progressed following two or more prior lines of therapy," said Susan O'Brien, M.D., Professor of Medicine in the Leukemia Department at the University of Texas, MD Anderson Cancer Center and RALLY study lead investigator. "Based on historical data with single-agent therapy, one would have expected no more than a 4 percent CR/CRi rate in such an advanced leukemia population. Marqibo's CR/CRi rate of 20 percent would be an extremely important step forward in the treatment of adult ALL"

Phase 2 RALLY Clinical Trial Design and Results

The pivotal Phase 2 RALLY clinical trial enrolled a total of 65 evaluable patients at 22 sites in the United States, Canada, Germany, and Israel. The primary objective of the RALLY clinical trial was to assess the efficacy of single-agent, weekly Marqibo (2.25 mg/m2 with no dose cap) as assessed by achievement of CR or CRi. Secondary objectives included assessments of duration of CR/CRi, overall survival (OS), safety and pharmacokinetics. Independent response assessment remains ongoing at the present time. Marqibo was dosed weekly based on actual body surface area without the dose capping applied to standard vincristine sulfate. The study population is defined as Philadelphia chromosome-negative adult patients in second or greater relapse, or those patients who relapsed following two lines of anti-leukemia chemotherapy, including those who have previously undergone stem cell transplantation.

An overall response rate (ORR) as determined by CR, CRi, partial remission, and bone marrow blast count normalization without blood count recovery was reported by investigators in 23 of 65 subjects for an ORR of 35 percent, with 13 of 65 subjects (20 percent) experiencing a CR or CRi. Marqibo enabled successful stem cell transplantation in 10 patients after dosing. The median OS in the 65 subjects is estimated to be 4.6 months (range 0.1-21.6) using Kaplan-Meier methodology. The safety profile of Marqibo is predictable, manageable, and similar to standard vincristine sulfate. The early death rate, defined as death occurring within the first 14 days on study, was 4.6 percent (3 of 56 subjects) and occurred due to progressive ALL.

The Company anticipates locking the data base and commencing a rolling NDA submission in the near future.

ASCO Presentation

The complete data from the pivotal Phase 2 RALLY trial will be presented in an oral podium presentation by Susan O'Brien M.D. (Abstract #6507) at 11:45 am on Monday, June 7 at the American Society of Clinical Oncology (ASCO) Annual Meeting being held in Chicago, Illinois, June 4-8, 2010.

About Marqibo(R) (vincristine sulfate liposome injection)

Marqibo is a novel, targeted, Optisome(TM) encapsulated formulation of vincristine sulfate, a widely-used chemotherapy, which has shown promising anti-cancer activity in patients with ALL, non-Hodgkin's lymphoma, Hodgkin's disease, and melanoma in several clinical trials. Marqibo is designed to enhance the penetration and concentration of vincristine sulfate at sites of active cancer and facilitate dose-intensification compared to standard vincristine formulations. Unlike standard vincristine, Marqibo is dosed based on actual patient body surface area without the need for dose capping.

Hana Biosciences has received orphan drug and fast track designations for Marqibo for the treatment of adult ALL from the U.S. Food and Drug Administration. Marqibo has also received orphan drug designation in adult ALL from the European Medicines Evaluation Agency.

About Hana Biosciences, Inc.

Hana Biosciences, Inc. is a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care. The company's lead product candidate, Marqibo(R), potentially treats acute lymphoblastic leukemia and lymphomas. The Company has additional pipeline opportunities some of which, like Marqibo, improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity. Additional information on Hana Biosciences can be found at www.hanabiosciences.com.

The Hana Biosciences, Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3290

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "expects," "plans," "believes," "intends," and similar words or phrases. These forward-looking statements include without limitation, statements regarding, the timing, progress and anticipated results of Hana's planned development and regulatory activities relating to Marqibo, including its proposed NDA filing and whether such filing will be accepted for review or approved by the FDA; statements regarding the potential of Marqibo to replace existing therapies and the expected benefits Marqibo may have for patients with relapsed ALL compared to existing therapies. Such statements involve risks and uncertainties that could cause Hana's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurances that any of Hana's clinical and regulatory development efforts relating to Marqibo will be successful; that even if an NDA for Marqibo is accepted by the FDA, that it will be approved; that the data of the clinical trials of Marqibo will be sufficient to support approval by the FDA of an NDA for Marqibo; that Hana will have completed all other activities necessary for the filing of an NDA or other submission with the FDA; that the results of the clinical trials of Marqibo will support Hana's claims or beliefs concerning Marqibo's safety and effectiveness; that its existing patent and other intellectual property rights will be adequate; and that Hana will be able to secure the additional capital necessary to fund the activities required to complete the proposed NDA submission and other clinical and regulatory activities relating to Marqibo. Additional risks that may affect such forward-looking statements include Hana's need to raise additional capital to fund its product development programs, including Marqibo, to completion, Hana's reliance on third-party researchers to develop its product candidates, and its lack of experience in developing and commercializing pharmaceutical products. Additional risks are described in the company's Annual Report on Form 10-K for the year ended December 31, 2009 and in the Company's Form 10-Q for the three month period ended March 31, 2010. Hana assumes no obligation to update these statements, except as required by law.

SOURCE: Hana Biosciences, Inc.

CONTACT:  Hana Biosciences, Inc.
Investor & Media Contacts:
Investor Relations Team
(650) 588-6641
investor.relations@hanabiosciences.com